1900 K Street, N.W. Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

May 6, 2013

VIA EDGAR

Deborah D. Skeens

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Variable Insurance Trust (the “Registrant”)
File Nos. 333-37115, 811-08399

Dear Ms. Skeens:

In a March 18, 2013 telephone conversation with me, you communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 62 (“PEA 62”) to the Registrant’s registration statement under the Securities Act of 1933, as amended (“1933 Act”), and Amendment No. 64 to the Registrant’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), as filed on February 8, 2013. PEA 62 was filed to make changes to the Registrant’s Administrative Class, Institutional Class, and Advisor Class and Class M prospectuses and Statement of Additional Information. A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. Undefined capitalized terms used below have the same meaning as given in PEA 62.

Prospectuses

Comment 1: Certain information is missing, such as Portfolio fees and expenses and exhibits. Please confirm that all missing information will be provided in a post-effective amendment to the registration statement.

Response: Comment accepted. The Registrant confirms that missing information will be provided in the next post-effective amendment filed pursuant to Rule 485(b) of the 1933 Act relating to the Registrant’s Administrative Class, Institutional Class, and Advisor Class and Class M shares.

Comment 2: With respect to each Portfolio that has a wholly-owned Cayman subsidiary:

(i) provide the percentage of the Portfolio’s total assets invested in the Subsidiary as of a recent date;

US Austin Boston Charlotte Hartford New York Newport Beach Philadelphia Princeton San Francisco Silicon Valley Washington DC

EUROPE Brussels London Luxembourg Moscow Munich Paris ASIA Beijing Hong Kong

Deborah D. Skeens May 6, 2013 Page 2

(ii) confirm that the Subsidiary’s investment adviser complies with all requirements of Section 15 of the 1940 Act, the Portfolio and Subsidiary comply with Sections 8 and 18 of the 1940 Act on an aggregate basis, the Subsidiary complies with Section 17 of the 1940 Act and identify the Subsidiary’s custodian;

(iii) file the Subsidiary’s investment advisory contract with PIMCO as an exhibit to the Portfolio’s registration statement since the Staff believes this is a material contract;

(iv) confirm whether each Portfolio has received a private letter ruling from the IRS that Subsidiary income is qualifying income, and if not, the basis for making this determination;

(v) disclose whether any of the Subsidiary’s principal investment strategies and principal risks are principal investment strategies and principal risks of the Portfolio on an aggregate basis;

(vi) confirm that the Subsidiary’s fees and expenses are disclosed in the Portfolio’s fee table;

(vii) confirm the Subsidiary, and its Board of Directors, have filed with the SEC a consent to service of process and examination of their books and records by the Staff;

(viii) confirm the Subsidiary’s Board of Directors will execute amendments to the Portfolio’s registration statement; and

(ix) confirm the financial statements of the Subsidiary are consolidated with those of the Portfolio.

Response: The Registrant’s responses, set forth below, are the same as the responses provided to similar comments to the Registrant’s Post-Effective Amendments Nos. 48, 49 and 60.1 For

[1]

See Letter from Adam T. Teufel to Deborah D. Skeens, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on PIMCO Variable Insurance Trust Post-Effective Amendment No. 48, at comment 10 (Jan. 10, 2012); Letter from Adam T. Teufel to Deborah D. Skeens, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on PIMCO Variable Insurance Trust Post-Effective Amendment No. 49, at comment 12 (Feb. 28, 2012); and Letter from Adam T. Teufel to Deborah D. Skeens, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on PIMCO Variable Insurance Trust Post-Effective Amendment No. 60, at comment 5 (Apr. 4, 2013).

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purposes of this Response only, “Portfolio” refers to those series of the Registrant that have Subsidiaries: PIMCO CommodityRealReturn® Strategy Portfolio, PIMCO Global Multi-Asset Portfolio, PIMCO Global Multi-Asset Managed Volatility Portfolio and PIMCO Global Advantage® Strategy Bond Portfolio.

Percentage of the Portfolios’ total assets invested in their respective Subsidiaries

As of April 23, 2013, the PIMCO CommodityRealReturn® Strategy Portfolio invested approximately 10.21% of its total assets in its Subsidiary, the PIMCO Global Multi-Asset Portfolio invested approximately 3.21% of its total assets in its Subsidiary, the PIMCO Global Multi-Asset Managed Volatility Portfolio invested approximately 3.49% of its total assets in its Subsidiary and the PIMCO Global Advantage® Strategy Bond Portfolio did not invest in its Subsidiary.

Application of Sections 8, 15, 17 and 18 of the 1940 Act to each Subsidiary

In complying with its fundamental and non-fundamental investment restrictions, each Portfolio will typically aggregate its direct investments with its Subsidiary’s investments when testing for compliance with each investment restriction of the Portfolio. However, each Subsidiary will independently segregate liquid assets or enter into offsetting positions with respect to transactions that may give rise to leveraging risk to the same extent the parent Portfolio segregates assets for, or offsets, similar transactions the Portfolio engages in directly. In addition, each Subsidiary has adopted many of the same fundamental and non-fundamental investment restrictions as its parent Portfolio, the same practices with regard to pricing and valuation that apply to the Portfolios apply to the Subsidiaries, and the consolidated financial statements of each Portfolio and Subsidiary are audited by the Portfolios’ independent registered public accounting firm. Additionally, each Portfolio and Subsidiary utilizes the same custodian, State Street Bank & Trust Company. Notwithstanding the foregoing, we note that none of the Subsidiaries is a registered investment company under the 1940 Act, and therefore none of the Subsidiaries is required to comply with the requirements of the 1940 Act applicable to registered investment companies. However, the Registrant is acutely aware of the requirements of Section 48(a) of the 1940 Act, which prohibits each Portfolio from doing indirectly “through or by means of any other person” (i.e., its Subsidiary) what it is prohibited from doing directly. As such, no Subsidiary will engage in any activity prohibited by the 1940 Act that would cause the corresponding Portfolio to violate Section 48(a).2

[2]

For example, if the Portfolio were to cause its Subsidiary to engage in investment activities prohibited by the Portfolio’s fundamental investment restrictions without first obtaining shareholder approval, the Portfolio would be in violation of Sections 8 and 13, by virtue of the application of Section 48(a).

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File the Subsidiary investment advisory contracts as exhibits to the Portfolios’ registration statement

The Registrant respectfully notes that Form N-1A, Item 28(d), which relates to the filing of investment advisory contracts as exhibits to a registration statement, requires the filing of investment advisory contracts relating to the management of a Portfolio’s assets, not a Subsidiary’s assets. Furthermore, the Registrant does not believe a Subsidiary’s investment advisory contract, nor any other Subsidiary-level service provider contract, falls within the meaning of “Other Material Contracts” set forth in Form N-1A, Item 28(h), particularly in light of the contractual fee waiver (discussed in more detail below) wherein Portfolio investors are not charged the fees paid to PIMCO under the Subsidiary’s investment advisory contract. Accordingly, the Registrant has not included the Subsidiaries’ investment advisory contracts as exhibits to the Registrant’s registration statement.

Whether each Portfolio has received a private letter ruling from the IRS

The PIMCO CommodityRealReturn® Strategy Portfolio obtained a private letter ruling in which the IRS specifically concluded that income earned from the ownership of its Subsidiary constitutes qualifying income to the Portfolio for purposes of the 90% income test under Section 851(b)(2) of the Internal Revenue Code of 1986, as amended. Based on the reasoning in the private letter ruling, the PIMCO Global Multi-Asset Portfolio and PIMCO Global Multi-Asset Managed Volatility Portfolio also seek to gain exposure to the commodity markets through investments in their respective Subsidiaries, which is disclosed in various sections of the prospectus and the SAI.

Whether each Subsidiary’s principal investment strategies and risks are reflected in the Portfolio’s principal investment strategies and risks on an aggregate basis

To the extent any principal investment strategies and principal risks of a Subsidiary are deemed principal investment strategies and principal risks of the parent Portfolio on an aggregate basis, such principal investment strategies and principal risks are disclosed as such in the Portfolio’s prospectus.

Confirm each Subsidiary’s fees and expenses are disclosed in the Portfolio’s fee table

The fees and expenses incurred by each Portfolio due to its investment in its Subsidiary are reflected as part of the Acquired Fund Fees and Expenses line item in the Portfolio’s fee table. Such fees and expenses are not passed through to Portfolio investors but are instead contractually

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waived by PIMCO out of its management fees received for services provided to the parent Portfolio. The contractual fee waiver is reflected by the Fee Waiver and/or Expense Reimbursement line item in the Portfolio’s fee table, as well as the corresponding footnote.

Confirm each Subsidiary, and its Board of Directors, has filed with the SEC a consent to service of process and also consents to the examination of its books and records by the Staff

Each Subsidiary has filed with the SEC a consent to service of process and examination of its books and records.3 Among other representations, the consent states “[t]he [Subsidiary] undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, all books and records with respect to the [Subsidiary].”

Whether each Subsidiary’s Board of Directors will execute amendments to the parent Portfolio’s SEC registration statement

The Subsidiaries are not required to execute the Registrant’s post-effective amendments. None of the Subsidiaries are offering any securities in the United States, nor is any Subsidiary a co-issuer of the corresponding Portfolio’s securities.

Three of the Subsidiaries are organized solely for the purpose of providing the corresponding Portfolio a non-exclusive means by which the Portfolio may advance its investment objective in compliance with an IRS revenue ruling, which limits each Portfolio’s ability to gain exposure to the commodities markets through investments in commodity-linked swap agreements.4 The fourth Subsidiary is organized primarily for the purpose of providing the Portfolio a non-exclusive means by which the Portfolio may advance its investment objective by obtaining tax-efficient exposure to Japanese government bonds, finance bills and treasury bills in a manner consistent with Japanese law and regulations.

[3]

Each Subsidiary submits to jurisdiction in the United States by virtue of having filed an exhibit to the Registrant’s registration statement substantively similar to Form F-X under the Securities Act that designates the Registrant its agent in the United States to accept service of process in any suit, action, or proceeding before the Commission or an appropriate court. We note that by means of a no-action letter, an offshore fund proposed to use this method to submit to jurisdiction. See Man Glenwood Lexington TEI LLC, SEC No-Action Letter (April 30, 2004).

[4]

The Registrant notes that each Portfolio may also enter into commodity-linked swap agreements directly, but is limited in its ability to do so by the IRS revenue ruling. Furthermore, as currently disclosed, the IRS issued private letter rulings to similar funds in which the IRS specifically concluded that income derived from a fund’s investment in its Subsidiary will constitute qualifying income to the fund.

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Section 7(d) of the 1940 Act prohibits an investment company that is not organized or otherwise created under United States law from utilizing any means or instrumentality of interstate commerce, directly or indirectly, to offer for sale, sell or deliver after sale, in connection with a public offering, any security of which it is the issuer. The Staff has issued a number of letters granting no-action relief where U.S. registered funds sought to set up offshore Subsidiaries to permit them to invest in foreign markets and/or obtain favorable tax treatment (the “Conduit Letters”).5 In each of the Conduit Letters, the Subsidiaries were established in order to facilitate the fund’s investment program, and not for the purpose of creating a foreign investment vehicle to be marketed to U.S. investors. The funds were the sole beneficial owners of the offshore Subsidiaries, and the funds and their managers controlled all of the Subsidiaries’ investment activities. Accordingly, the concerns of Section 7(d) were not implicated. The Registrant is relying on the Conduit Letters in support of its view that the Subsidiaries are not offering securities in the United States in violation of Section 7(d).6

Registrant also believes that none of the Subsidiaries is a co-issuer of the corresponding Portfolio’s securities and, therefore, none of the Subsidiaries is required to sign the corresponding Portfolio’s post-effective amendments. Registrant is aware that with respect to funds of funds

[5]

See South Asia Portfolio, SEC-No-Action Letter (March 12, 1997); Templeton Vietnam Opportunities Fund, Inc., SEC No-Action Letter (September 10, 1996); The Spain Fund, Inc., SEC No-Action Letter (Nov. 27, 1987); The Thai Fund, Inc., SEC No-Action Letter (Oct. 29, 1987); The Scandinavia Fund, Inc., SEC No-Action Letter (Oct. 24, 1986).

[6]

We believe the present situation presents less concern than situations where the Staff previously granted no-action relief because of the limited amount of each Portfolio’s assets to be invested in its Subsidiary. For instance, each Portfolio will invest a limited amount of its assets in its Subsidiary and is limited by the Internal Revenue Code diversification requirements applicable to registered investment companies (limiting a fund’s investment in its Subsidiary to 25% of total assets at quarter-end). Similarly, the present situation raises less concern than in the context of hub and spoke structures (where 100% of the parent feeder fund’s assets are invested in an offshore master fund) in which the Staff has also provided no-action relief under Section 7(d). See Man Glenwood Lexington TEI LLC, SEC No-Action Letter (April 30, 2004); Alternative Investment Partners Absolute Return Fund STS, SEC No-Action Letter (July 10, 2006).

The Portfolios’ investments in their respective Subsidiaries will not result in any potential abuses that Section 7(d) was designed to address. The purpose of the present structure is merely to better achieve each Portfolio’s investment objective in light of an IRS revenue ruling or applicable Japanese law and regulations, as applicable, rather than to create a foreign investment vehicle to be marketed to U.S. investors. In addition, the concerns underlying Section 7(d) may be addressed through enforcement of the 1940 Act against any Portfolio, which is registered under the 1940 Act and subject to Section 48(a) thereunder.

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relying on Section 12(d)(1)(E) of the 1940 Act (so-called “master-feeder” or “hub and spoke” funds) the Staff requires the acquired fund to sign the registration statement of the acquiring fund. The Staff takes this position based upon its view that the acquiring fund is a co-issuer of the acquired fund’s securities under Rule 140 under the Securities Act.

Rule 140 provides in relevant part that “[a] person, the chief part of whose business consists of the purchase of the securities of one issuer, or of two or more affiliated issuers, and the sale of its own securities…is to be regarded as engaged in the distribution of the securities of such issuer within the meaning of Section 2(11) of the [Securities Act]” (emphasis supplied). Under Rule 140, the entity for whose benefit the other entity sells its stock is also deemed a “co-issuer” for purposes of Rule 140. In a typical master-feeder structure, the Staff has viewed the feeder fund as a “co-issuer” of the master fund’s shares under Rule 140 and has required that the master fund sign the feeder fund’s registration statement.7

Each Subsidiary’s structure is decidedly different from the traditional master-feeder structure in that each Portfolio’s investment in its Subsidiary is a limited part of the Portfolio’s overall investment strategy. The “chief part” of each Portfolio’s business is not the purchase of the securities of its Subsidiary and the sale of its own securities. Rather, each Portfolio’s assets are typically invested outside its Subsidiary. As noted above, only a limited portion of each Portfolio’s assets will be invested in its Subsidiary. Registrant maintains that in order to be “the chief part” of one’s business, it must be the predominant activity of the Portfolio.8 In contrast, in the master-feeder structure, a feeder fund’s sole activity is to purchase the investment securities of the master, and in turn issue its own shares. Based on this distinction, the Registrant does not believe that any of the Subsidiaries can be deemed a “co-issuer” under Rule 140 and, thus, none of the Subsidiaries is required to sign the corresponding Portfolio’s registration statement. Should any Portfolio’s investment in its Subsidiary ever become the chief part of its business, the Subsidiary will undertake to sign the Portfolio’s registration statement.

[7]

See Letter from Richard Breeden to the Hon. John Dingell (April 15, 1992) (outlining the regulation of master-feeder arrangements under the 1940 Act and including a report of the Division of Investment Management, “Committee on Energy and Commerce U.S. House of Representatives, Hub and Spoke Funds: A Report Prepared by the Division of Investment Management”). See also Man Glenwood Lexington TEI LLC, SEC No-Action Letter (April 30, 2004); Alternative Investment Partners Absolute Return Fund STS, SEC No-Action Letter (July 10, 2006).

[8]

See e.g., FBC Conduit Trust I, SEC No-Action Letter (October 6, 1987) (Staff interpreted the phrase “chief part” in Rule 140 in the context of a proposed offering of collateralized mortgage obligation bonds or certificates backed by private label mortgage pass-through certificates (“PCM”). The Staff determined that Rule 140 “would not be applicable if the collateral securing any series of bonds or certificates consists of 45% or less of a particular issuer’s PCM’s”). See also Merriam Webster Dictionary, defining “chief” as “of greatest importance or influence.”

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Although no Subsidiary is required to sign the corresponding Portfolio’s registration statement, Registrant believes that the SEC and Staff will be able to adequately supervise and assert jurisdiction over the activities of any Subsidiary if necessary for the protection of Portfolio investors. First, as noted above with respect to each Subsidiary, the Subsidiary will not be able to engage in any activity that would cause the corresponding Portfolio to violate the 1940 Act pursuant to Section 48(a). Second, with respect to each Subsidiary, although the Subsidiary is organized in the Cayman Islands, all of its activities, including investment management, will take place in the United States. For each Subsidiary, the Subsidiary’s books and records will be maintained in the United States, together with the corresponding Portfolio’s books and records, in accordance with Section 31 of the 1940 Act and the rules thereunder. With respect to each Subsidiary, custody of the Subsidiary’s assets will be maintained in the United States with the corresponding Portfolio’s custodian in accordance with Section 17(f) and the rules thereunder. As noted above, each Subsidiary has filed a consent to service of process and examination of its books and records.

Confirm the financial statements of a Subsidiary are consolidated with those of the parent Portfolio

The Registrant confirms that the financial statements of each Subsidiary are consolidated with those of the corresponding Portfolio.

Comment 3: Consider clarifying certain funds-of-funds’ Principal Investment Strategies, which state that the fund-of-funds may invest in certain Underlying PIMCO funds “except funds of funds,” but go on to state that the fund-of-funds may invest “without limitation” in any of the Underlying PIMCO Funds. This appears to be a discrepancy that could be resolved by clarifying that no Underlying PIMCO Fund operates as a fund-of-funds.

Response: None of the Underlying PIMCO Funds operate as “funds of funds” in reliance on Sections 12(d)(1)(F) or 12(d)(1)(G) of the 1940 Act, although certain Underlying PIMCO Funds may invest in other funds to the extent permitted generally by Sections 12(d)(1)(A) and 12(d)(1)(B), rules thereunder or related exemptive relief. As detailed below, with respect to those Portfolios that invest in Underlying PIMCO Funds, the Portfolios’ Principal Investment Strategies section defines “Underlying PIMCO Funds” to exclude funds of funds.

With respect to each of the PIMCO All Asset and PIMCO All Asset All Authority Portfolios, the Principal Investment Strategies section states that the “Portfolio invests under normal circumstances substantially all of its assets in Institutional Class or, as applicable, Class M shares of any funds of the PIMCO Funds and PIMCO Equity Series, affiliated open-end investment

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companies, except funds of funds, and shares of any actively-managed funds of the PIMCO ETF Trust, an affiliated investment company (collectively, ‘Underlying PIMCO Funds’)” (emphasis added).

With respect to each of the PIMCO Global Diversified Allocation, PIMCO Global Multi-Asset and PIMCO Global Multi-Asset Managed Volatility Portfolios, the Principal Investment Strategies section states that the “Portfolio may invest in Institutional Class or Class M shares of any funds of the PIMCO Funds and PIMCO Equity Series, affiliated open-end investment companies, except funds of funds (‘Underlying PIMCO Funds’)” (emphasis added).

Accordingly, the term refers only to those series of PIMCO Funds and PIMCO Equity Series that do not operate as “funds of funds” (i.e., funds that invest in other funds beyond the percentage limitations of Sections 12(d)(1)(A) and (B) in reliance on other provisions of Section 12(d)(1)).

Comment 4: Remove all fee table footnotes relating to interest expense as such footnotes are neither required nor permitted by Item 3 of Form N-1A.

Response: To the extent a Portfolio enters into certain investments, such as reverse repurchase agreements, the Portfolio incurs interest expense. Interest expense is required to be treated as an expense of the Portfolio for accounting purposes,9 but the amount of interest expense, if any, will vary from year to year with the Portfolio’s use of such investments as an investment strategy.

Unlike many other fund complexes, the Portfolios have a “unified fee” structure wherein each Portfolio pays two fixed fees to PIMCO in return for required services that PIMCO provides or arranges to provide for the Portfolios. This unified fee is comprised of the investment advisory fee and supervisory and administrative fee as described in the Portfolios’ statutory prospectuses and disclosed in the combined Management Fees line item of the fee table. Under the unified fee, PIMCO provides or procures advisory and supervisory and administrative services for shareholders and also bears the costs of various third-party services required by the Portfolios, including audit, custodial, portfolio accounting, legal, transfer agency and printing costs. As such, the unified fee structure is designed to be an “all-in” fee structure that pays for the fees and costs of all PIMCO and third-party provided services under more or less a fixed fee. Accordingly, the Registrant believes that investors have come to expect a total expense ratio from year to year that is generally fixed.

[9]

See Fin. Accounting Standards Bd. Accounting Standards Codification 946-225-45-3 (requiring investment companies to report interest expense separately when calculating net assets for purposes of the fund’s statement of operations).

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There are, however, certain expenses a Portfolio does bear that are not covered under the unified fee structure that may materially impact the total level of expenses that shareholders generally expect to pay under a unified fee structure. One of the few expenses not covered by the unified fee, and thus reflected in the “Other Expenses” line item of the fee table, is a Portfolio’s interest expense. As interest expense may vary, causing a Portfolio to disclose a different total expense ratio from year to year, the Registrant believes that failure to include an explanation for this variance may create investor confusion. The Registrant believes explanatory footnotes appropriately placed where they are most likely to be read by investors (i.e., immediately adjacent to the fee table and expense ratio) are helpful and informative for the average investor, not confusing or burdensome.

The Registrant notes that the SEC, in adopting the summary prospectus amendments to Form N-1A, indicated that “[t]he fee table and example are designed to help investors understand the costs of investing in a fund and compare those costs with the costs of other funds” (emphasis added).10 The SEC further stated that the “prospectus summary section is intended to provide investors with streamlined disclosure of key mutual fund information at the front of the statutory prospectus, in a standardized order that facilitates comparisons across funds” (emphasis added).11 The Registrant agrees. The primary goal of a statutory prospectus summary section should be to provide clear, concise information to facilitate investor comparison of a Portfolio with other mutual funds. Without the current fee table footnotes describing the relevant Portfolios’ interest expense and its effect on such Portfolios’ expense ratios, the Registrant believes the Portfolios’ fee tables would not adequately facilitate an investor comparison of the Portfolios’ costs against other mutual funds’ costs as investors will not have the context in which to accurately make such a comparison. Because the Portfolios have a unique unified fee structure as described above, what comprises “Other Expenses” for the Portfolios is likely very different from what comprises “Other Expenses” for other mutual funds. Therefore, the impact of “Other Expenses” on the Portfolios’ total expense ratio from year to year as compared to other mutual funds’ expense ratios is likely to be quite different. For example, because the Portfolios do not include any routine servicing or administrative expenses under “Other Expenses,” as such expenses are covered by the unified fee, any “Other Expenses” reflect non-routine activities such as interest expense accrued as a result of discretionary investment activities. Since the unified fee structure renders “Other Expenses” a non-routine line item for certain Portfolios, investors in the relevant Portfolios have reasonably come to expect that the total expense ratio of the relevant Portfolios is often the unified fee plus any share class-specific fixed expenses (such as 12b-1

[10]

Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-End Management Investment Companies, Inv. Co. Act Rel. No. 28584, at 31 (Jan. 13, 2009) (“Summary Prospectus Adopting Release”).

[11]	Id. at 16-17.

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fees). Thus, without the footnotes to explain the non-routine instances where a Portfolio needs to disclose “Other Expenses,” investors may not understand that the Portfolio operates under a unified fee structure, as they may mistakenly assume that such “Other Expenses” are expenses that are in fact covered by the unified fee. This is particularly true under the “summary prospectus” paradigm where the statutory prospectus is not required to be sent unless the investor requests it and detailed information about the unified fee structure is only included in the statutory prospectus. Accordingly, the Registrant believes an investor could be unaware of the Portfolios’ unified fee structure unless the Portfolios include explanatory footnotes in the summary prospectus. The Registrant believes deleting these footnotes would cause its fee tables to fall short in meeting the SEC’s objective of providing clear, concise, standardized information to facilitate cost comparisons across different mutual funds because the Registrant’s unified fee structure is unique as compared to most other mutual funds.

Thus, as General Instruction C(1)(a) to Form N-1A states that the requirements of the Form are “intended to promote effective communication between the Portfolio and prospective investors,” the Registrant believes it is “effective communication” within the meaning of the General Instruction to include a limited number of footnotes as part of the table to clearly communicate the nature and amount of the Portfolios’ interest expense, where applicable, including why interest expense is incurred and that interest expense may vary from year to year (i.e., that it is not a fixed fee or expense, like the other line items in a Portfolio’s fee table). The Registrant believes the failure to do so may result in investors not otherwise understanding why a Portfolio’s total expense ratio may differ, sometimes substantially, each year largely as a function of interest expense. Moreover, the inclusion of the interest expense footnotes, in addition to providing clarifying information to investors, does not lengthen the summary section of the statutory prospectus in any meaningful way or otherwise interfere with a concise, plain English presentation of material information to investors. To the contrary, the interest expense footnotes provide helpful, clarifying information for investors.

Comment 5: With regard to those Portfolios with fee table footnotes describing fee waivers, confirm that any adjustment to the Expense Example is made only for those period(s) for which the fee waiver(s) are expected to continue.

Response: Comment accepted. The Registrant confirms that any adjustment to an Expense Example made to reflect the contractual fee waivers only affects the Expense Example period(s) for which, to the best of the Registrant’s knowledge and belief, the fee waivers are expected to continue.

Comment 6: Certain Portfolios’ principal risks are not discussed in the corresponding Principal Investment Strategies section. Accordingly, consider deleting such risks or adding a

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corresponding discussion to the Principal Investment Strategies. For example, see Arbitrage Risk and Distressed Company Risk for each of the funds-of-funds, as well as Smaller Company Risk, Municipal Project-Specific Risk, Limited Issuance Risk and Market Trading Risk for the All Asset Portfolio and All Asset All Authority Portfolio.

Response: The Portfolios referenced in the comment may invest in a variety of Underlying PIMCO Funds, some of which utilize principal investment strategies that involve arbitrage strategies and/or investments in distressed companies, smaller companies, specific municipal projects and/or instruments of limited availability, as well as actively-managed exchange-traded funds that are exposed to secondary market trading risks. Accordingly, the Registrant confirms that those risks included in the Portfolios’ principal risks – such as Arbitrage Risk, Distressed Company Risk, Smaller Company Risk, Municipal Project-Specific Risk, Limited Issuance Risk and Market Trading Risk – are principal risks of the relevant Portfolio(s) due to the Portfolio’s potential investment in certain Underlying PIMCO Funds that are subject to such risks.

Comment 7: The All Asset Portfolio’s Performance Information section describes a change in the secondary index effective November 1, 2012. Disclose performance information for both the “old” and “new” secondary index and disclose the reason for the change. Also, explain the difference between a non-seasonally adjusted index (the “old” index) and a seasonally adjusted index (the “new” index).

Response: The Registrant respectfully notes that the change relates to an optional secondary index, not the Portfolio’s required broad-based securities market index. Moreover, the change was from a non-seasonally adjusted returns version of the index to a seasonally adjusted returns version of the same index. Thus, the Registrant does not believe that Form N-1A requires a side-by-side comparison when one calculation of a secondary index is replaced by an alternative calculation of the same secondary index. We note that since inception of the Portfolio the returns of the non-seasonally adjusted index and the seasonally adjusted index have diverged from one another by as few as zero to sixteen basis points on an annualized basis. Given the relatively immaterial divergence of the two versions of the index over the life of the Portfolio, the Registrant does not believe a side-by-side comparison will be useful or informative for investors, nor is it required by Form N-1A for the reasons set forth above.

The change was implemented because the seasonally adjusted returns version of the index better reflects the Portfolio’s long-term investment strategy than the non-seasonally adjusted returns version of the index. With respect to the differences between the non-seasonally adjusted returns Consumer Price Index and seasonally adjusted returns Consumer Price Index, according to the Department of Labor, Bureau of Labor Statistics website:

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Because price data are used for different purposes by different groups, the Bureau of Labor Statistics publishes seasonally adjusted as well as unadjusted changes each month. For analyzing general price trends in the economy, seasonally adjusted changes are usually preferred since they eliminate the effect of changes that normally occur at the same time and in about the same magnitude every year—such as price movements resulting from changing climatic conditions, production cycles, model changeovers, holidays, and sales. The unadjusted data are of primary interest to consumers concerned about the prices they actually pay. Unadjusted data also are used extensively for escalation purposes. Many collective bargaining contract agreements and pension plans, for example, tie compensation changes to the Consumer Price Index before adjustment for seasonal variation.

Comment 8: Review the Management of the Portfolio—Annual Underlying PIMCO Fund Expenses section and delete all footnotes relating to expired reimbursement or waiver arrangements. Confirm that any fees and expenses reflected in the table do not reflect expired reimbursement or waiver arrangements.

Response: Comment accepted. To the best of the Registrant’s knowledge and belief, any fees and expenses reflected in the table, as well as corresponding footnotes, do not reflect expired reimbursement or waiver arrangements.

Comment 9: The Characteristics and Risks of Securities and Investment Techniques—Investment in Other Investment Companies section appears to refer to multiple Portfolios as “the Portfolio.” Revise or explain why the plural tense is not used.

Response: Comment acknowledged. The disclosure has been reviewed and revised where appropriate with the Staff’s comment in mind. There are occasions where the singular form is used because it is anticipated that an investor in a single Portfolio reads this section of the prospectus when seeking additional information relating to their Portfolio, not each Portfolio to which the section of disclosure applies.

Part C

Comment 10: In response to Item 28(h) of Form N-1A, “forms of” a participation agreement, services agreements and selling agreements have been filed as exhibits to the registration statement. Except where otherwise permitted by Rule 483(d)(2), please file executed copies of these agreements and not “form of” agreements. Alternatively, confirm in your response that the executed agreements are substantially identical to the form of agreements previously filed as exhibits.

Deborah D. Skeens May 6, 2013 Page 14

Response: Due to the large number of agreements involved and consistent with past practice, the current “form of” participation agreement, services agreements and selling agreements have been filed as exhibits to the registration statement. The Registrant will make a copy of any executed participation agreement, services agreement or selling agreement available to the Staff upon request. In addition, the Registrant confirms that the executed agreements are substantially identical to the “form of” agreements previously filed as exhibits.

*                    *                     *

In addition to these comments, you requested that the Registrant make certain representations concerning PEA 62 and the responses being made to the comments received. These representations are included as an exhibit to this letter.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 or Brendan C. Fox at (202) 261-3381 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	J. Stephen King, Jr., Pacific Investment Management Company LLC

Ryan Leshaw, Pacific Investment Management Company LLC

Dino Capasso, Pacific Investment Management Company LLC

Brendan C. Fox, Dechert LLP

EXHIBIT

PIMCO Variable Insurance Trust

840 Newport Center Drive

Newport Beach, California 92660

Via EDGAR

May 6, 2013

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Variable Insurance Trust (the “Registrant”) (File Nos. 333-37115, 811-08399)

In connection with a response being made on behalf of the Registrant to comments provided with respect to Amendment No. 64 to the Registrant’s registration statement under the Investment Company Act of 1940, as filed on February 8, 2013 (the “Registration Statement”), the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•

comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not preclude the SEC from taking any action with respect to the Registration Statement; and

•

if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Brendan C. Fox at (202) 261-3381 or Adam T. Teufel at (202) 261-3464 of Dechert LLP, outside counsel to the Registrant, if you have any questions concerning the foregoing.

Sincerely,

/s/ Peter G. Strelow

Peter G. Strelow
Vice President

cc:	Brendan C. Fox

Adam T. Teufel

J. Stephen King, Jr.

Ryan Leshaw

Dino Capasso